Filed Pursuant To Rule 433

Registration No 333-286293

September 25, 2025

HOST: Now institutions have piled in the Bitcoin and Ethereum. What about the rest of the market coins like XRP for instance, now other big players ready to take all coins seriously, or are they just gonna leave them on the sidelines? Well today we're gonna discuss all of this on the BeInCrypto podcast and we are delighted to welcome Grayscale, head of product and research, Ray Sharif-Askary. Ray, welcome to the show. It's actually lovely to have you on.

MANAGING DIRECTOR, HEAD OF PRODUCT & RESEARCH, GRAYSCALE INVESTMENTS, RAYHANEH SHARIF-ASKARY: It's lovely to be on. Thank you for having me

HOST: Now. Thanks Ray. Now let's just jump right in because I know our audience are really keen to know about institutional appetite for Al Coins. So like what are the main hurdles holding back institutional investment in Al, Al coins in general?

SHARIF-ASKARY: Yeah, definitely. So if you're an institutional investor, um, or a high net worth investor, maybe you've started to wrap your head around Bitcoin. Maybe you have your Bitcoin exposure, maybe you've even started to get familiar with Ethereum and smart contracts. Um, but then you realize there's like upwards of 40 million other tokens out there, right? So if BRI, Bitcoin is about half the crypto market cap, that other half is where the higher risk, higher return assets live. And investors really need help in education, understanding that other half of the crypto ecosystem. What we're seeing is investors diversify beyond Bitcoin and Ethereum, which is really encouraging, is it's in line with what you see in other asset classes as they mature. And what we're here to do is help investors find those asymmetric returns in alt coins.

HOST: Right, okay. And I know that our audience really loves XRP. Now, if we can be just sort of like focus in on XRP specifically, uh, could you describe the current level of institutional appetite for XRP and maybe any projections that you guys have for that particular asset?

SHARIF-ASKARY: Absolutely. So again, once you move beyond Bitcoin and Ethereum, it's really important to get organized around the crypto ecosystem. And there's a lot of different use cases and a lot of different, uh, sectors. And so what we've created is something we call crypto sectors. It's like the gix and it takes all the tokens, all the investible tokens out there and puts them into seven categories. And one of these categories are currencies and XRP is a currency like Bitcoin, you know, it has stiff competition from Bitcoin. It sits in the currency sector. It's a memes of exchange. It's something that investors are excited about. It is a long running battle tested blockchain and it's something that I think, you know, we're gonna continue to watch.

HOST: Mm, well I know that I'm sure Ripple and XRP in general would be very happy that they're sitting in the currency category. And when you're talking about these different categories, 'cause that's really interesting 'cause it gives, I suppose it gives me a little bit of an insight in how you appraise this plethora. You mentioned like the amount of digital assets out there, obviously you have to have some kind of framework, you put them into little different categories and things like that, XRP and the currency one, bitcoins in the currency one. But do you ever like, think of like batching these products together and if you do build a batch like an ETF product or a different type of product, not necessarily ETFs, but what kind of criteria do you use to decide which tokens and digital assets you include and which ones you leave out?

SHARIF-ASKARY: Yeah, so batch products are definitely compelling for investors that don't wanna have to pick the winners and losers and want to just have sort of a set it and forget it type of exposure. We have a product, for instance, Grayscale digital large cap that tracks 90% of the crypto universe by market cap, excluding stable coins. These products are typically rules based and they usually follow an index. But what's interesting is that beyond that, once you start looking individually at those smaller earlier stage, higher risk, higher return, lower market cap tokens, we have to be really thoughtful in our criteria. So I thought I'd talk you all through a little bit how we think about that. Um, we're pretty methodical. We use a top down and bottom up approach. So from a top down perspective, we're thinking about the f the founder, sorry, we're thinking about, um, from a top down perspective, we're thinking about macro narratives, regulatory clarity, sector tailwinds. From a bottom up perspective, we're thinking about things like product market fit, the founders, the blockchain architecture, where they are the sector leadership, do they have a moat? Um, and we build out a fundamental analysis where we take into consideration competitive positioning, sector dominance, user traction and retention. Things like, um, that are more nuanced and maybe less intuitive like developer activity and programming language. So for instance, some of the project that we like SWE improves on rust language and is easier for developers to adapt. Um, and that's the kind of, that's, those are some of the things we look at. We look at governance, design, token supply unlocks, inflation, wallet growth. And what's interesting is that a lot of our investors are used to, uh, traditional investing in the ratios they might think about in traditional assets, uh, like EV to EBITDA for instance, or price to earnings. And what we can do is we can look at on chain metrics like daily active users, total value locked wallet growth and tie those back to market cap, uh, in something like for instance, total value locked to market cap ratio that takes where something is trading in the market and ties it back to that intrinsic value. So ultimately if you are looking for a batched product, those are typically rules based. There are a lot of index-based products, um, if you want that kind of exposure. But we also have developed a methodology for folks that are really trying to find that next compelling individual token that they're excited about.

HOST: Oh, well let see this, this is interesting because that kind of, uh, you, you've helped me with my next question, but before I just get into that, uh, about what folks are really excited about, you mentioned like the methodology and you, you mentioned like intrinsic value and I'm really delighted to hear you mention things like that convergence between, I suppose trading volumes and total value loft and all those other different, uh, the mechanics of, of, of the, of trading mechanisms, but also the very fact that we're dealing with programming languages like rust and we're, you know, so so these things are, uh, programmatic as well as being sort of, uh, tradable assets and stuff like that. So that's really exciting. Now you did mention there, you know, the criteria and the methodology about looking for that next big thing. So if we do look ahead, which altcoins do you see as having the potential to become the next big thing for institutional prominence?

SHARIF-ASKARY: Yeah, so we touched on, um, swe, which is, you know, from a thematic perspective, I think that scalability, improved scalability and user interface is really important as a stepping stone for MA mass adoption and onboarding that next wave of users. Uh, we think SW is really exciting. It's a smart contract platform. It's third generation blockchain with high through throughput sub-second finale, and they use the move language, which I touched on before, um, which has higher safety measures for smart contracts, meaningful developer safeguards. It's something that developers can learn easily and SWE employees parallel execution object based model, um, that allows us to again, just have a really high throughput and low latency chain with stable, predictable fees. What else? What the other thing they're doing that's really interesting is that they're bringing Web3 to users in more of a web two experience. So what I mean when I say that is that when we wanna do things on chain, for instance, I have a bunch of different wallets and I have seed 12 word seed phrases that I have to write down and store in my jewelry drawer back in my, you know, parents' home in Florida. Um, and what SWE is doing is they're using GZK login technology to allow people to log into their wallets, for instance, with a password the way they would do with Gmail. And the team is really impressive. Sweet was developed by the Miston Labs team who worked on the DM project, Facebook's DM project. Wow. And then there's a whole ecosystem that we're excited about. So for instance, we recently launched products for two, uh, projects called Deep Book and Walrus that are BA that were built by the Miston Labs team and are built on suite. Deep Book is Suite's native liquidity layer. It's a fully unchained central li limit order book that is bringing institutional caliber execution to defi. Um, walrus is a decentralized programmable data layer. It's actually chain agnostic and it's very, um, inexpensive. It's like five times cheaper than Filecoin and over two times cheaper than AWS. Um, so what I think is interesting is that we are, um, excited about the ecosystem and we're creating exposures for investors to capture that incremental upside associated with the growth of the SWE ecosystem.

HOST: Okay. So just, just to double check there, so that the, the chain agnostic one was called walrus, is that,

SHARIF-ASKARY: Uh, that's right.

HOST: Yeah. Well that sounds really exciting actually. That, and, uh, it's, it's, that's a big space like what, what, uh, AWS and file coin and things like that. So, so this is about basically moving data on chain, like not just, uh, not just, not just value

SHARIF-ASKARY: Moving data on chain and finding ways to, um, you know, create an architecture that allows chains to move to store data efficiently.

HOST: Okay. Okay. Well here, look, you know, let's, uh, there's so much stuff that's going on at the moment and it just strikes me how much this space has transformed in the past, like couple of years. Like just the very fact that, you know, uh, you know, obviously Grayscale are taking such an interest in all of the innovations come from Web3. And you mentioned about the complexities of Web3 being kind of filed down a little bit to make it more palatable for, uh, web two customers and that kind of adoption. So in, in light of that, uh, are there any projects or developments that you're personally excited about and you'd like to be in crypto audience to hear a little bit more about?

SHARIF-ASKARY: Yeah, so I of course don't have a crystal ball, but I do like crypto and blockchain projects that solve real world problems. Um, there's a project that we launched the, uh, token, uh, there's a project that we launched a product for recently called Story The token is ip. Um, the intellectual property market is massive. It's like an $80 trillion market, but it's fragmented, it's analog and it's fundamentally liquid. So for instance, today if you wanna license a song or a character, it's pretty cumbersome. Um, and what story does is it turns intellectual property or IP into programmable on chain assets. So they're making rights, attribution, licensee royalties, trustless, traceable and automated. Um, and so what they're, they're combining legal architecture with blockchain infrastructure, um, and embedding royalties at the protocol level. And they've gained a lot of traction. They already are working with assets like that are very culturally significant, like Justin Bieber, John Legend, black, pink, uh, Adidas, Crocs. Um, and that's the legacy, what their legacy use case is. The other thing they're doing that is interesting is, you know, adjacent to robotics and ai, they have a, there's this project called Poseidon, which is incubated by story, and that is stories data engine. And that story and Poseidon captures egocentric video data. So when you think about model training, which is very important for ai, it's actually pretty hard for models to, to, to scrape video, YouTube videos for instance. And it's a real bottleneck and it's a place that crypto coordination can add a lot of value. Um, so basically story, uh, through Poseidon enables you to, um, enable somebody, anyone, anywhere in the world to basically perform, you know, rote tasks like brushing their teeth or combing their hair and earn tokens to do that. And they can gather that data and use that data to train models. So, um, between that and programmable ip, you know, even if, um, they capture a fraction of the multi tens of trillion a dollar intellectual property market, I think that story is really well captured for, well, excuse me, very well positioned for growth.

HOST: Yeah, you mentioned two things that are quite exciting there. So like monetizing, uh, you know, large language model training, like data training and video scrubbing and stuff like that. Um, yeah, you're right. Like only blockchain can really do that at scale, uh, very efficiently. And then the other thing's interesting about the, the, the IP market, and you were talking about legal architectures 'cause they often have found that the innovations in the blockchain space are like moving very fast ahead, but it always takes a long time for the jurisdictions, uh, the legal frameworks and different jurisdictions to kind of meet those, uh, meet those innovations and work alongside those innovations because that's ultimately what you need when it comes to real world assets, property ownership, you know, the, the ability to potentially, you know, own, own, uh, fractionalize ownership of intellectual property. Like I mail like, I don't know, 1000000th of, uh, Michael Jackson's bad album or something like that. This is really fascinating, you know, can you give any, any more specifics along those lines?

SHARIF-ASKARY: Absolutely. So I think what we're saying here is that, um, again, if you wanted to go and license something, you kind of, it'd be hard to know where to start, right? Like, I don't know, I, I don't know where to go to. If I wanted to try to buy a song or use a song or something, I'd probably make some calls. I'd have to, you know, deal with a bunch of lawyers. It would be administratively cumbersome. It would be expensive. And what story's done is made that efficient and, you know, leverage the blockchain.

HOST: Yeah, yeah. No, that, that is fascinating because I've been speaking to people and who work in the House of Lords in the uk and they're doing this thing now, well, they've been doing it over the last two years, but it's to digitize, uh, trade documents in the uk and then the next thing will be to digitize legal documents. And then whenever you have these, and, and, and the thing is like the paper document and the digitized documents have the same weight officially, you know, the, the, they're legally the same thing. So then like if you get that step, step done and then you put that into, as you were saying, these, uh, like IP ownership, then you kind of, you're kind of gonna solve a lot of issues very, very efficiently. Yeah.

SHARIF-ASKARY: And it's just that I'd love to see projects that are, um, linking back to the real world and solving real world problems.

HOST: Uh, do you know what it is so refreshing to say that it really is, because if that doesn't happen, we're just gonna be caught in this little sort of like gradually getting tighter and tighter little crypto bubble that's going nowhere. So it does need a branch out of there. We do need to be making more sort of inroads into, uh, put your real world problems as you said that. And look, let's end on that because that's something I want everyone to think about. So Ray, it's been just a pleasure to speak to you today on the Being Crypto podcast.

SHARIF-ASKARY: It's been a pleasure to be on. Uh, thanks for having me on. Let's do it again soon.

HOST: Oh, brilliant. Thank you.

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